UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2020

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Submission of Audit Report

1. Name of External Auditor	KPMG Samjong Accounting Corporation

2. Date of Receiving External Audit Report	March 10, 2020

3. Auditor’s Opinion on Seperate Financial Statements	FY2019	FY2018
	Unqualified	Unqualified
4. Financial Highlights of Seperate Financial Statements (KRW)
- Total Assets	30,839,366,596,041	28,848,023,467,304
- Total Liabilities	13,449,627,680,406	11,960,536,543,326
- Total Shareholders’ Equity	17,389,738,915,635	16,887,486,923,978
- Capital Stock	44,639,473,000	44,639,473,000
- Total Shareholder’s Equity / Capital Stock Ratio(%)	38,956.0	37,830.8
- Operating Revenue	11,416,214,972,741	11,705,638,546,115
- Operating Profit	950,109,532,860	1,307,494,276,778
- Profit before Income Tax	1,185,489,906,823	1,221,244,645,982
- Profit for the Year	980,338,251,688	933,902,416,151

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2019 and 2018

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

SK Telecom Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statements of financial position as of December 31, 2019 and 2018, and the separate statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes to the separate financial statements, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2019 and 2018, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with the Korean Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2019, based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 10, 2020 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matter

Key audit matter is this matter that, in our professional judgment, was of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2019. This matter was addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

1.	Revenue Recognition

As described in note 4 of the separate financial statements, the Company identifies performance obligations in contracts with customers and recognizes revenue as the performance obligations are satisfied. The Company’s revenue is primarily generated from the provision of a variety of telecommunications services at various rate plans and products. Revenue is recognized based on data from complex information technology systems that process large volume of transactions with subscribers. Therefore, we have identified revenue recognition related to the Company’s cellular telecommunications service as a key audit matter due to the complexity of information technology systems involved and the revenue recognition standard applied.

The primary procedures we performed to address this key audit matter included:

•

Testing certain internal controls relating to the Company’s revenue recognition process, including evaluation of the environment of the information technology systems that aggregate data used for revenue recognition for voice usage, text and mobile data services, including data records, rating and billing systems.

•	Testing the reconciliation of the Company’s revenue among rating system, billing system and the general ledger for selected samples.

•

Inspecting a sample of contracts with subscribers to assess the Company’s revenue recognition policies based on the terms and conditions as set out in the contracts, with reference to the requirements of K-IFRS No. 1115.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine this matter that was of most significant in the audit of the separate financial statements of the current period and is therefore the key audit matter. We describe this matter in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 10, 2020

This report is effective as of March 10, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2019 and December 31, 2018

(In millions of won)	Note	December 31, 2019		December 31, 2018
Assets
Current Assets:
Cash and cash equivalents	33,34	~~W~~	497,282	877,823
Short-term financial instruments	5,33,34		234,000	99,000
Short-term investment securities	9,33,34		31,920	47,849
Accounts receivable – trade, net	6,33,34,35		1,479,971	1,354,260
Short-term loans, net	6,33,34,35		57,751	54,336
Accounts receivable – other, net	3,6,33,34,35,36		507,680	518,451
Contract assets	8		7,173	1,689
Prepaid expenses	3,7		1,970,982	1,688,234
Guarantee deposits	6,33,34,35		73,345	—
Inventories, net			11,125	22,079
Prepaid income taxes	30		70,528	—
Derivative financial assets	18,33,34,37		26,253	—
Advanced payments and others	6,33,34		43,353	15,657

			5,011,363	4,679,378

Non-Current Assets:
Long-term financial instruments	5,33,34		382	382
Long-term investment securities	9,33,34		510,633	410,672
Investments in subsidiaries, associates and joint ventures	10		10,578,158	10,188,914
Property and equipment, net	3,11,35		8,264,888	6,943,490
Goodwill	12		1,306,236	1,306,236
Intangible assets, net	3,13		3,461,152	4,010,864
Long-term loans, net	6,33,34,35		7,474	7,236
Long-term accounts receivable - other	3,6,33,34,36		332,220	274,053
Long-term contract assets	8		23,724	5,842
Long-term prepaid expenses	3,7		1,134,749	753,181
Guarantee deposits	6,33,34,35		108,141	184,887
Long-term derivative financial assets	18,33,34,37		99,998	50,805
Defined benefit assets	17		—	31,834
Other non-current assets			249	249

			25,828,004	24,168,645

		~~W~~	30,839,367	28,848,023

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2019 and December 31, 2018

(In millions of won)	Note	December 31, 2019		December 31, 2018
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	33,34,35	~~W~~	2,266,958	1,622,744
Contract liabilities	8		88,257	46,075
Withholdings	33,34		685,822	696,790
Accrued expenses	33,34		793,669	664,286
Income tax payable	30		—	162,609
Provisions	16		50,912	49,303
Current installments of long-term debt, net	14,33,34,37		520,292	512,377
Lease liabilities	3,33,34,35,37		207,710	—
Current installments of long-term payables – other	15,33,34,37		423,839	423,884
Other current liabilities	33,34		20,019	—

			5,057,478	4,178,068

Non-Current Liabilities:
Debentures, excluding current installments, net	14,33,34,37		5,900,829	5,222,865
Long-term borrowings, excluding current installments, net	14,33,34,37		19,777	31,764
Long-term payables – other	15,33,34,37		1,544,699	1,939,082
Long-term contract liabilities	8		11,342	8,358
Long-term derivative financial liabilities	18,33,34,37		—	1,107
Long-term lease liabilities	3,33,34,35,37		203,179	—
Long-term provisions	16		16,359	12,483
Deferred tax liabilities	3,30		644,754	523,732
Defined benefit liabilities	17		25,093	—
Other non-current liabilities	33,34		26,118	43,077

			8,392,150	7,782,468

Total Liabilities			13,449,628	11,960,536

Shareholders’ Equity:
Share capital	1,19		44,639	44,639
Capital surplus and others	19,20,21,22		715,619	415,324
Retained earnings	3,23,24		16,678,787	16,467,789
Reserves	25		(49,306)	(40,265)

Total Shareholders’ Equity			17,389,739	16,887,487

		~~W~~	30,839,367	28,848,023

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Operating revenue:	26,35
Revenue		~~W~~	11,416,215	11,705,639

Operating expenses:	35
Labor			783,124	684,777
Commissions	3,7		4,419,953	4,454,763
Depreciation and amortization	3		2,672,597	2,324,509
Network interconnection			565,084	606,452
Leased lines			213,753	276,699
Advertising			154,124	169,003
Rent	3		223,439	445,122
Cost of goods sold			479,605	500,119
Others	27		954,427	936,701

			10,466,106	10,398,145

Operating profit			950,109	1,307,494

Finance income	29		615,589	279,059
Finance costs	3,29		(270,795)	(255,455)
Other non-operating income	28		78,212	41,265
Other non-operating expenses	28		(119,075)	(149,817)
Loss on investments in subsidiaries, associates and joint ventures, net	10		(68,550)	(1,302)

Profit before income tax			1,185,490	1,221,244

Income tax expense	30		205,152	287,342

Profit for the year		~~W~~	980,338	933,902

Earnings per share:	31
Basic and diluted earnings per share (in won)		~~W~~	13,399	13,000

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Profit for the year		~~W~~	980,338	933,902

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	17		(40,720)	(16,354)
Valuation loss on financial assets at fair value through other comprehensive income	25,29		(13,972)	(102,454)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	18,25,29		35,004	28,260

Other comprehensive loss for the year, net of taxes			(19,688)	(90,548)

Total comprehensive income		~~W~~	960,650	843,354

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

(In millions of won)
				Capital surplus and others						Retained earnings	Reserves
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share options	Other	Sub-total			Total equity
Balance, December 31, 2017		~~W~~	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	14,512,556	78,301	15,007,391
Impact of adopting K-IFRS No. 1115			—	—	—	—	—	—	—	1,723,985	—	1,723,985
Impact of adopting K-IFRS No. 1109			—	—	—	—	—	—	—	49,611	(58,389)	(8,778)
Balance, January 1, 2018		~~W~~	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	16,286,152	19,912	16,722,598
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	933,902	—	933,902
Other comprehensive loss	17,18,25,29		—	—	—	—	—	—	—	(30,371)	(60,177)	(90,548)

			—	—	—	—	—	—	—	903,531	(60,177)	843,354

Transactions with owners:
Annual dividends	32		—	—	—	—	—	—	—	(635,482)	—	(635,482)
Interim dividends	32		—	—	—	—	—	—	—	(70,609)	—	(70,609)
Share option	22		—	—	—	—	593	—	593	—	—	593
Repayments of hybrid bonds	21		—	—	—	(398,518)	—	(1,482)	(400,000)	—	—	(400,000)
Proceeds from issuance of hybrid bonds	21		—	—	—	398,759	—	—	398,759	—	—	398,759
Interest on hybrid bonds	21		—	—	—	—	—	—	—	(15,803)	—	(15,803)
Business combination under common control			—	—	281,151	—	—	(237,074)	44,077	—	—	44,077

			—	—	281,151	241	593	(238,556)	43,429	(721,894)	—	(678,465)

Balance, December 31, 2018		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,467,789	(40,265)	16,887,487

Impact of adopting K-IFRS No. 1116	3		—	—	—	—	—	—	—	(25,229)	—	(25,229)

Balance, January 1, 2019		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,442,560	(40,265)	16,862,258
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	980,338	—	980,338
Other comprehensive loss	17,18,25,29		—	—	—	—	—	—	—	(10,647)	(9,041)	(19,688)

			—	—	—	—	—	—	—	969,691	(9,041)	960,650

Transactions with owners:
Annual dividends	32		—	—	—	—	—	—	—	(646,828)	—	(646,828)
Interim dividends	32		—	—	—	—	—	—	—	(71,870)	—	(71,870)
Share option	22		—	—	—	—	295	—	295	—	—	295
Interest on hybrid bonds	21		—	—	—	—	—	—	—	(14,766)	—	(14,766)
Disposal of treasury shares	20		—	—	282,478	—	—	17,522	300,000	—	—	300,000

			—	—	282,478	—	295	17,522	300,295	(733,464)	—	(433,169)

Balance, December 31, 2019		~~W~~	44,639	2,915,887	(1,696,997)	398,759	1,302	(903,332)	715,619	16,678,787	(49,306)	17,389,739

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	980,338	933,902
Adjustments for income and expenses	37		2,793,813	2,863,632
Changes in assets and liabilities related to operating activities	37		(683,296)	510,379

			3,090,855	4,307,913
Interest received			28,388	35,456
Dividends received			525,045	177,490
Interest paid			(217,200)	(183,023)
Income tax paid			(311,680)	(372,808)

Net cash provided by operating activities			3,115,408	3,965,028

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			16,217	—
Collection of short-term loans			107,996	110,261
Proceeds from disposal of long-term investment securities			223,619	189,083
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			—	78,548
Proceeds from disposal of property and equipment			10,767	10,848
Proceeds from disposal of intangible assets			3,843	916
Collection of lease receivables			15,495	—

			377,937	389,656
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(135,000)	—
Increase in short-term investment securities, net			—	(5,000)
Increase in short-term loans			(111,686)	(109,915)
Acquisition of long-term investment securities			(321,124)	(990)
Acquisition of investments in subsidiaries, associates and joint ventures			(379,821)	(1,045,713)
Acquisition of property and equipment			(2,304,512)	(1,893,284)
Acquisition of intangible assets			(109,853)	(444,038)

			(3,361,996)	(3,498,940)

Net cash used in investing activities		~~W~~	(2,984,059)	(3,109,284)

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of hybrid bonds		~~W~~	—	398,759
Proceeds from issuance of debentures			1,195,274	1,326,346
Cash inflows from settlement of derivatives			12,426	116
Proceeds from disposal of treasury shares			300,000	—

			1,507,700	1,725,221
Cash outflows for financing activities:
Repayments of long-term borrowings			(12,882)	(12,770)
Repayments of hybrid bonds			—	(400,000)
Repayments of long-term payables - other			(425,349)	(302,867)
Repayments of debentures			(550,000)	(1,116,550)
Payments of cash dividends			(718,698)	(706,091)
Payments of interest on hybrid bonds			(14,766)	(15,803)
Cash outflows for settlement of derivatives			—	(29,213)
Repayments of lease liabilities			(297,895)	—

			(2,019,590)	(2,583,294)

Net cash used in financing activities			(511,890)	(858,073)

Net decrease in cash and cash equivalents			(380,541)	(2,329)
Cash and cash equivalents at beginning of the year			877,823	880,583
Effects of exchange rate changes on cash and cash equivalents			—	(431)

Cash and cash equivalents at end of the year		~~W~~	497,282	877,823

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2019, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	8,982,136	11.12
Institutional investors and other shareholders	41,263,572	51.11
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	7,609,263	9.42

	80,745,711	100.00

2.	Basis of Preparation

These separate financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent or an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

The separate financial statements were authorized for issuance by the Board of Directors on February 6, 2020, which will be submitted for approval at the shareholders’ meeting to be held on March 26, 2020.

(1)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the net of the fair value of plan assets

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.	Basis of Preparation, Continued

(2)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have most significant effects on the amounts recognized in the separate financial statements is included in note 4 for determination of whether a contract is or contains a lease.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 6 and 34), estimated useful lives of costs to obtain a contract (notes 4 (22), and 7), property and equipment and intangible assets (notes 4 (7), (9), 11 and 13), impairment of goodwill (notes 4 (11) and 12), recognition of provision (notes 4 (17) and 16), measurement of defined benefit liabilities (notes 4 (16) and 17), and recognition of deferred tax assets (liabilities) (notes 4 (24) and 30).

3) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair value is reviewed is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

3)	Fair value measurement, Continued

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 34.

3.	Changes in Accounting Policies

The Company has initially applied K-IFRS No. 1116 from January 1, 2019. A number of other new or amended standards are also effective from January 1, 2019, but they do not have a material effect on the Company’s separate financial statements.

K-IFRS No. 1116, Leases

K-IFRS No. 1116 introduced a single, on-balance sheet accounting model for lessees. As a result, the Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Company has applied K-IFRS No. 1116 from January 1, 2019 using the modified retrospective method with the cumulative effect of initially applying this standard recognized as an adjustment to the retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 has been presented, as previously reported, under K-IFRS No. 1017 and has not been restated. Details of the changes in accounting policies are disclosed below.

(1)	Definition of a lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement Contains a Lease. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under K-IFRS No. 1116, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Changes in Accounting Policies, Continued

(2)	As a lessee

The Company leases a number of assets including buildings and vehicles. The terms of leases are negotiated individually and include various conditions. Each lease contract is entered into with a term of 1~50 years.

As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under K-IFRS No. 1116, the Company recognizes right-of-use assets and lease liabilities for most leases – i.e. theses leases are presented on the statements of financial position.

However, the Company has elected not to recognize right-of-use assets and lease liabilities for leases with the lease term of 12 months or less at the commencement date and for leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. The Company has also elected to apply the practical expedient which allows a lease and associated non-lease components to be accounted for as a single lease component.

1) Significant accounting policies

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprise the initial amount of lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying assets or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently measured at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The Company presents its right-of-use assets in property and equipment on the statements of financial position. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include extension options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Company has not included the extension option periods in the lease term because it is not reasonably certain that the Company will exercise such options. After the commencement date, the Company reassesses the lease term upon the occurrence of a significant event or a significant change in circumstances that is within the control of the Company that affects whether the Company is reasonably certain to exercise the extension option.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Changes in Accounting Policies, Continued

(2)	As a lessee, Continued

2)	Transition requirements

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2019. Right-of-use assets are measured at their carrying amounts as if K-IFRS No. 1116 had been applied since the commencement date, discounted using the Company’s incremental borrowing rate at the date of initial application.

The Company used the following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017.

•	Excluded initial direct costs from measuring the right-of-use assets at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

(3)	As a lessor

The accounting policies applicable to the Company as a lessor are not different from those under K-IFRS No. 1017. However, when the Company is an intermediate lessor the sub-leases are classified with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

(4)	Impact on financial statements

1)	Impact on transition

On transition to K-IFRS No. 1116, the Company recognized right-of-use assets and lease liabilities, with the difference recognized in retained earnings. The impact on transition is summarized below.

(In millions of won)
	January 1, 2019
Impact on the assets:
Right-of-use assets presented in property and equipment	~~W~~	416,552
Increase in accounts receivable – other (lease receivables)		17,203
Adjustments in intangible assets		(2,274)
Decrease in advanced payments and others		(53,608)

		377,873

Impact on the liabilities:
Increase in the lease liabilities		412,407
Decrease in deferred tax liabilities		(9,305)

		403,102

Decrease in retained earnings	~~W~~	(25,229)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Changes in Accounting Policies, Continued

(4)	Impact on financial statements, Continued

1)	Impact on transition, Continued

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average incremental borrowing rate applied is 1.92%.

(In millions of won)
	January 1, 2019
Operating lease commitments at December 31, 2018	~~W~~	428,142
Discounted using the incremental borrowing rate at January 1, 2019		419,141
- Recognition exemption for leases with less than 12 months of lease term at the lease commencement date		(6,617)
- Recognition exemption for leases of low-value assets		(117)

Lease liabilities recognized at January 1, 2019	~~W~~	412,407

2)	Impacts subsequent to transition

(i)	As a lessee

As a result of initially applying K-IFRS No. 1116, in relation to the leases that were previously classified as operating leases, the Company recognized ~~W~~434,555 million of right-of-use assets and ~~W~~410,889 million of lease liabilities as of December 31, 2019.

Also, in relation to those leases under K-IFRS No. 1116, the Company has recognized depreciation and interest costs, instead of operating lease expense. For the year ended December 31, 2019, the Company recognized ~~W~~270,086 million of depreciation charges and ~~W~~8,067 million of interest costs from those leases. Expenses related to short-term leases and leases of low-value assets are ~~W~~69,599 million and ~~W~~183 million, respectively.

The payments of lease liabilities presented in the cash flows from financing activities would have been included in the cash flows from operating activities if the previous accounting standards were applied.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Changes in Accounting Policies, Continued

(4)	Impact on financial statements, Continued

2)	Impacts subsequent to transition, Continued

(ii)	As a lessor

①	Finance lease

The following table sets out a maturity analysis of lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2019. Under K-IFRS No. 1017, the Company did not hold any finance lease as a lessor.

(In millions of won)
	Amount
Less than 1 year	~~W~~	7,616
1 ~ 2 years		2,997

Undiscounted lease payments	~~W~~	10,613

Unrealized finance income		808

Net investment in the lease		9,805

②	Operating lease

The Company recognized lease income of ~~W~~83,807 million for the year ended December 31, 2019, of which income relating to variable lease payments is ~~W~~20,101 million.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted lease payments to be received subsequent to December 31, 2019.

(In millions of won)
	Amount
Less than 1 year	~~W~~	16,975
1 ~ 2 years		9,176
2 ~ 3 years		1,586
3 ~ 4 years		1,243
4 ~ 5 years		1,218
More than 5 years		3

	~~W~~	30,201

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Changes in Accounting Policies, Continued

(5)	Determining the lease term and assessing the length of the non-cancellable period of a lease

In December 2019, International Financial Reporting Interpretations Committee (‘IFRIC’) issued its final agenda decision that the concept of penalty that should be considered in determining the enforceable period under IFRS 16 ‘Leases’, shall be determined considering broader economics of the contract, and not only contractual termination payments. Further, a lease is no longer enforceable when each of the parties has the right to terminate the lease without permission from the other party with no more than an insignificant penalty.

As of December 31, 2019, the Company assesses the lease term based on the assumption that the right to extent or terminate the lease is no longer enforceable if a lease contract requires the counterparty’s consent to be extended. Applying the above mentioned IFRIC interpretation may change the judgment on enforceable period for certain of the Company’s lease contracts.

The Company plans to analyze and apply the impact of IFRIC’s interpretation in 2020, if any, as changes in accounting policies.

4.	Significant Accounting Policies

The significant accounting policies applied by the Company in the preparation of its separate financial statements in accordance with K-IFRS are included below. The significant accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2018, except for the changes in accounting policies described in note 3.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with K-IFRS No. 1108, Operating Segments, and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries, associates, and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

(5)	Non-derivative financial assets

1)	Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable - trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

2)	Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement, Continued

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

3)	Impairment

The Company estimates the expected credit losses (ECL) for the debt instruments measured at amortized cost and FVOCI based on the Company’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

4)	Derecognition

Financial assets are derecognized if the Company’s contractual rights to the cash flows from the financial assets expire or if the Company transfers the financial asset to another party without retaining control or transfers substantially all the risks and rewards of the asset.

The transferred assets are not derecognized when the Company enters into transactions whereby it transfers assets recognized in its statement of financial position but retains substantially all of the risks and rewards of the transferred assets.

5)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability is offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments and hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2)	Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 8
Other property and equipment	4 ~10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(8)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period do not exceed the amount of borrowing costs incurred during the period.

(9)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(9)	Intangible assets, Continued

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(10)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

1)	Grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(11)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(12)	Leases - Policies applicable from January 1, 2019

The Company has applied K-IFRS No. 1116, Leases, from January 1, 2019. See note 3 (1) for additional information.

The Company determined at contract inception whether an arrangement was or contained a lease. A contract is, or contains, a lease if the contract transfers the right to control the identified asset for a period of time in exchange for consideration. To assess whether a contract transfers the right to control the identified asset, the Company uses the definition of a lease in K-IFRS No. 1116, Leases.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(12)	Leases - Policies applicable from January 1, 2019, Continued

1)	As a lessee

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprise the initial amount of lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying assets or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently measured at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The Company presents its right-of-use assets in property and equipment on the statements of financial position. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include extension options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Company has not included the extension option periods in the lease term because it is not reasonably certain to exercise such options. After the commencement date, the Company reassesses the lease term upon the occurrence of a significant event or a significant change in circumstances that is within the control of the Company that affects whether the Company is reasonably certain to exercise the extension option.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases with the lease term of 12 months or less at the commencement date and for leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. The Company has also elected to apply the practical expedient which allows a lease and associated non-lease components to be accounted for as a single lease component.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(12)	Leases - Policies applicable from January 1, 2019, Continued

2)	As a lessor

The Company determines whether each lease is a finance lease or an operating lease at inception of a contract. A lease is classified as a finance lease when the lease transfers substantially all of the risks and rewards of ownership of the underlying asset. If not, then it is classified an operating lease.

When the Company is an intermediate lessor, the Company accounts for the head lease and the sublease separately. The sub-leases are classified with reference to the right-of-use assets arising from the head lease, not with reference to the underlying asset.

(13)	Leases - Policies applied before January 1, 2019

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases under which the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

1)	Finance leases - lessee

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased assets are impaired at the reporting date.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(13)	Leases – Policies applied before January 1, 2019, Continued

2)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the lease term.

3)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Company’s incremental borrowing rate of interest.

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(15)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liabilities.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of a financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

(16)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(16)	Employee benefits, Continued

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

5)	Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(17)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(18)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for the differences arising on the retranslation of available-for-sale equity instruments.

(19)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(20)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(21)	Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(22)	Revenue

1)	Identification of performance obligations in contracts with customers

The Company identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless telecommunications services, (2) sale of other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

The Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service. In the case of providing both a wireless telecommunications service and a handset together to one customer, the Company allocates the transaction price based on relative stand-alone selling prices.

3)	Incremental costs of obtaining a contract

The Company pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Company’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Company capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods.

4)	Customer loyalty programs

The Company provides customer loyalty points to customers based on the usage of the service to which the Company allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(22)	Revenue, Continued

5)	Consideration payable to a customer

Based on the subscription contract, a customer who uses the Company’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Company pays a portion of the price discounts that the customer receives to the third party, which is the consideration payable to a customer. The Company accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss by using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except for to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Company pays income tax in accordance with the tax-consolidation system when the Company and its subsidiaries are economically unified.

1)	Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its subsidiaries that meet the criteria for the consolidated income tax returns and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

2)	Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

3)	Uncertainty over income tax treatments

The Company assesses the uncertainty over income tax treatments pursuant to K-IFRS No. 1012 from January 1, 2019. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount: the single most likely amount in a range of possible outcomes.

•	The expected value: the sum of the probability - weighted amounts in a range of possible outcomes.

(25)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(26)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted. However, the Company has not adopted the following new standards early in preparing the accompanying separate financial statements.

The following amended standards are not expected to have a significant impact on the Company’s separate financial statements.

•	Amendments to References to Conceptual Framework in K-IFRS Standards.

•	Definition of a Business (Amendments to K-IFRS No. 1103, Business Combination).

•	Definition of Materiality (Amendments to K-IFRS No. 1001, Presentation of Financial Statements and K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2019 and 2018 are summarized as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Short-term financial instruments(*)	~~W~~	79,000	79,000
Long-term financial instruments(*)		382	382

	~~W~~	79,382	79,382

(*)

Financial instruments include charitable trust fund established by the Company where profits from the fund are donated to charitable institutions. As of December 31, 2019 the funds cannot be withdrawn before maturity.

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,583,727	(103,756)	1,479,971
Short-term loans		58,334	(583)	57,751
Accounts receivable – other(*)		542,444	(34,764)	507,680
Guarantee deposits		73,345	—	73,345
Accrued income		336	—	336

		2,258,186	(139,103)	2,119,083
Non-current assets:
Long-term loans		48,585	(41,111)	7,474
Long-term accounts receivable – other(*)		332,220	—	332,220
Guarantee deposits		108,141	—	108,141

		488,946	(41,111)	447,835

	~~W~~	2,747,132	(180,214)	2,566,918

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2019 include ~~W~~532,225 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

6.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)	December 31, 2018
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,474,102	(119,842)	1,354,260
Short-term loans		54,885	(549)	54,336
Accounts receivable – other(*)		568,878	(50,427)	518,451
Accrued income		410	—	410

		2,098,275	(170,818)	1,927,457
Non-current assets:
Long-term loans		48,344	(41,108)	7,236
Long-term accounts receivable – other(*)		274,053	—	274,053
Guarantee deposits		184,887	—	184,887

		507,284	(41,108)	466,176

	~~W~~	2,605,559	(211,926)	2,393,633

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2018 include ~~W~~485,325 million of financial instruments classified as FVTPL.

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized costs during the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	Beginning balance		Impact of adopting K-IFRS No. 1109	Impairment	Write-offs (*)	Collection of receivables previously written-off	Ending Balance
2019	~~W~~	119,842	—	4,036	(29,972)	9,850	103,756
2018		107,827	12,950	18,082	(29,397)	10,380	119,842

(*)	The Company writes off the trade and other receivables when contractual payments are more than 5 years past due, or for reasons such as termination of operations or liquidation.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

6.	Trade and Other Receivables, Continued

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classified the accounts receivable – trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2019 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 year ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate	~~W~~	0.62%	51.29%	69.68%	97.93%
	Gross amount		1,078,966	16,418	46,124	28,507
	Loss allowance		6,667	8,420	32,139	27,916

Other revenue	Expected credit loss rate		1.10%	1.00%	12.98%	48.40%
	Gross amount		351,067	301	15,311	47,033
	Loss allowance		3,858	3	1,988	22,765

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company trades only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

7.	Prepaid expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services and for each service contract and installation contract secured. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

7.	Prepaid expenses, Continued

(1)	Details of prepaid expenses as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,920,023	1,574,309
Others		50,959	113,925

	~~W~~	1,970,982	1,688,234

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,112,595	724,233
Others		22,154	28,948

	~~W~~	1,134,749	753,181

(2)	Incremental costs of obtaining contracts

Incremental costs of obtaining contracts that are capitalized as assets as of December 31, 2019 and 2018 and the related amortization recognized as commissions during the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019		2018
Amortization recognized as commissions	~~W~~	2,196,482	2,040,089

8.	Contract assets and liabilities

In case of providing both wireless telecommunications services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Contract assets:
Allocation of consideration between performance obligations	~~W~~	30,897	7,531
Contract liabilities:
Wireless service contracts		20,393	18,425
Customer loyalty programs		21,945	17,113
Others		57,261	18,895

	~~W~~	99,599	54,433

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

8.	Contract assets and liabilities, Continued

(2)

The amount of revenue recognized during the year ended December 31, 2019 related to the contract liabilities carried forward from the prior period is W36,890 million. Details of revenue expected to be recognized from contract liabilities as of December 31, 2019 are as follows:

(In millions of won)
	Less than 1 year		1~2 years	More than 2 years	Total
Wireless service contracts	~~W~~	20,393	—	—	20,393
Customer loyalty programs		17,285	3,253	1,407	21,945
Others		50,579	1,578	5,104	57,261

	~~W~~	88,257	4,831	6,511	99,599

9.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Category	December 31, 2019		December 31, 2018
Beneficiary certificates	FVTPL	~~W~~	31,920	47,849

(2)	Details of long-term investment securities as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Category	December 31, 2019		December 31, 2018
Equity instruments	FVOCI(*)	~~W~~	435,210	333,161
Debt instruments	FVTPL		75,423	77,511

		~~W~~	510,633	410,672

(*)

The Company designated W435,210 million of investments in equity instruments that are not held for trading as financial assets at FVOCI. During the year ended December 31, 2019, the Company disposed of 6,109,000 common shares issued by Hana Financial Group Inc. in exchange for W 221,146 million in cash. The valuation gain on financial assets at FVOCI of W30,073 million was reclassified from reserves to retained earnings. Also, the Company acquired 2,177,401 shares of Kakao Co., Ltd. in exchange for W302,321 million in cash and designated the investments as financial assets at FVOCI. In relation to this transaction, the Company disposed 1,266,620 of its treasury shares to Kakao Co., Ltd. in exchange for W300,000 million in cash. (See Note 20) As this transaction is considered as a forward transaction, the Company recognized W28,787 million of gain of settlement of derivatives, the difference of fair value between the contract date and the transaction date. The acquired shares were deposited at the Korea Securities Depository for a year from the acquisition date based on the shares acquisition agreement between the Company and Kakao Co., Ltd.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

10.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Investments in subsidiaries	~~W~~	5,408,974	5,286,601
Investments in associates and joint ventures		5,169,184	4,902,313

	~~W~~	10,578,158	10,188,914

(2)	Details of investments in subsidiaries as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)	December 31, 2019				December 31, 2018
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.	298,460,212	100.0		1,870,582	1,870,582
SK Communications Co., Ltd. (*1)	43,427,530	100.0		41,939	69,668
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Planet Co., Ltd.	69,593,562	98.7		404,833	404,833
Eleven Street Co., Ltd.	8,224,709	80.3		1,049,403	1,049,403
DREAMUS COMPANY (Formerly, IRIVER LIMITED) (*2)	29,246,387	51.4		156,781	156,642
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
Life & Security Holdings Co., Ltd.	740,895	55.0		703,394	703,736
SKT Americas, Inc.	122	100.0		45,701	45,701
Atlas Investment (*3)	—	100.0		130,200	99,874
One Store Co., Ltd. (*4)	10,409,600	52.7		82,186	82,186
id Quantique SA (*5)	69,157,505	66.8		94,119	81,902
SK Infosec Co., Ltd.	12,636,024	100.0		44,410	44,410
SK Telecom TMT Investment Corp. (*6)	30,000	100.0		33,834	—
FSK L&S Co., Ltd. (*7)	2,415,750	60.0		17,757	—
Incross Co., Ltd. (*8)	2,786,455	34.6		53,722	—
SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.) and others	—	—		52,168	49,719

			~~W~~	5,408,974	5,286,601

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

10.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2019 and 2018 are as follows, Continued:

(*1)	The Company recognized ~~W~~27,729 million of impairment loss for the investments in SK Communications Co., Ltd. during the year ended December 31, 2019.
(*2)	The ownership has changed due to the conversion of the convertible bonds issued by DREAMUS COMPANY (Formerly, IRIVER LIMITED) during year ended December 31, 2019.
(*3)	The Company contributed ~~W~~30,326 million in cash during the year ended December 31, 2019.
(*4)	The ownership has changed due to a capital increase through third-party allocation during the year ended December 31, 2019.
(*5)

The ownership has changed due to a non-proportional paid-in capital increase in id Quantique SA during the year ended December 31, 2019. Also, the Company contributed ~~W~~12,217 million in cash during year ended December 31, 2019.

(*6)	SK Telecom TMT Investment Corp. was newly established during the year ended December 31, 2019.
(*7)	FSK L&S Co., Ltd. was reclassified as investments in subsidiaries from investments in associates during the year ended December 31, 2019.
(*8)

The Company acquired 2,786,455 shares of Incross Co., Ltd. at ~~W~~53,722 million in cash during the year ended December 31, 2019 in order to expand digital advertising business through the integration of the Company’s technological capabilities. Although the Company owns less than 50% of the investee, the management has determined that the Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Company has a right to appoint the majority of the members of board of directors by the virtue of an agreement with the investee’s other shareholders.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

10.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)
	December 31, 2019				December 31, 2018
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund (*1)	190	63.3		220,957	220,957
KEB HanaCard Co., Ltd. (*2)	39,902,323	15.0		253,739	253,739
NanoEnTek, Inc.	7,600,649	28.6		51,138	51,138
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
S.M. Culture & Contents Co., Ltd.	22,033,898	23.4		65,341	65,341
SK South East Asia Investment Pte. Ltd. (Formerly, SE ASIA INVESTMENT PTE. LTD.) (*3)	200,000,000	20.0		224,470	111,000
Pacific Telecom Inc. (*2)	1,734,109	15.0		36,487	36,487
Grab Geo Holdings PTE. LTD. (*4)	300	30.0		30,517	—
Content Wavve Co., Ltd. (*5)	1,306,286	30.0		90,858	—
SK telecom CS T1 Co., Ltd. (*1,6)	50,000	54.9		60,305	—
FSK L&S Co., Ltd. (*7)	—	—		—	17,757
HealthConnect Co., Ltd. and others (*8)	—	—		88,162	99,533

			~~W~~	5,143,755	4,877,733

Investment in joint ventures:
Finnq Co., Ltd. (*9)	6,370,000	49.0	~~W~~	25,429	24,580

			~~W~~	5,169,184	4,902,313

(*1)	Investment in Korea IT Fund and SK telecom CS T1 Co., Ltd. was classified as investment in associates as the Company does not have control over the investee under the contractual agreement.
(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of board of directors even though the Company has less than 20% of equity interest.

(*3)	The Company contributed ~~W~~113,470 million in cash during the year ended December 31, 2019.
(*4)	The Company jointly established Grab Geo Holdings PTE. LTD. by investing ~~W~~11,201 million in cash and by contributing ~~W~~19,039 million in kind during the year ended December 31, 2019.
(*5)	The Company newly invested ~~W~~90,858 million in cash during the year ended December 31, 2019.
(*6)	SK Telecom CS T1 Co., Ltd. was newly established during the year ended December 31, 2019. The Company contributed its e-sports business after the establishment.
(*7)	FSK L&S Co., Ltd. was reclassified as investments in subsidiaries from investments in associates during the year ended December 31, 2019.
(*8)

The Company newly invested ~~W~~6,800 million in cash in Carrot Co., Ltd. and recognized ~~W~~17,170 million of impairment loss for the investments in MAKEUS Corp. and others during the year ended December 31, 2019.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

10.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2019 and 2018 are as follows, Continued:

(*9)

The investment was classified as investment in joint ventures as the Company has joint control pursuant to the agreement with the other shareholders. The Company contributed ~~W~~24,500 million in cash and recognized ~~W~~23,651 million of impairment loss for the investments.

(4)	The market value of investments in listed subsidiaries as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)
	December 31, 2019				December 31, 2018
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
DREAMUS COMPANY (Formerly, IRIVER LIMITED)	~~W~~	5,970	29,246,387	174,601	6,760	29,246,387	197,706
Incross Co., Ltd.		25,150	2,786,455	70,079	—	—	—

(5) The market value of investments in listed associates as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)
	December 31, 2019				December 31, 2018
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	5,620	7,600,649	42,716	4,235	7,600,649	32,189
SK hynix Inc.		94,100	146,100,000	13,748,010	60,500	146,100,000	8,839,050
S.M.Culture & Contents Co., Ltd.		1,530	22,033,898	33,712	2,020	22,033,898	44,508

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

11.	Property and Equipment

(1)	Property and equipment as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Land	~~W~~	618,012	—	—	618,012
Buildings		1,243,945	(642,870)	(450)	600,625
Structures		908,504	(560,169)	(1,601)	346,734
Machinery		25,060,812	(19,948,212)	(21,117)	5,091,483
Right-of-use assets		640,761	(206,206)	—	434,555
Other		1,480,921	(980,034)	—	500,887
Construction in progress		672,592	—	—	672,592

	~~W~~	30,625,547	(22,337,491)	(23,168)	8,264,888

(In millions of won)
	December 31, 2018
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Land	~~W~~	544,419	—	—	544,419
Buildings		1,143,315	(606,315)	—	537,000
Structures		879,774	(524,035)	—	355,739
Machinery		23,479,250	(19,069,611)	(27,264)	4,382,375
Other		1,598,988	(981,151)	—	617,837
Construction in progress		506,120	—	—	506,120

	~~W~~	28,151,866	(21,181,112)	(27,264)	6,943,490

(2)	Details of the changes in property and equipment for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Depreciation	Impairment(*)	Ending balance
Land	~~W~~	544,419	—	34,246	(150)	39,497	—	—	618,012
Buildings		537,000	—	53,298	(1,126)	50,738	(38,835)	(450)	600,625
Structures		355,739	—	18,200	(2)	10,536	(36,138)	(1,601)	346,734
Machinery		4,382,375	—	256,819	(8,951)	2,081,599	(1,599,242)	(21,117)	5,091,483
Right-of-use assets		—	416,552	450,557	(162,468)	—	(270,086)	—	434,555
Other		617,837	—	1,335,828	(1,046)	(1,355,841)	(95,891)	—	500,887
Construction in progress		506,120	—	1,089,126	(5,847)	(916,807)	—	—	672,592

	~~W~~	6,943,490	416,552	3,238,074	(179,590)	(90,278)	(2,040,192)	(23,168)	8,264,888

(*)	The Company recognized impairment losses for obsolete assets during the year ended December 31, 2019.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

11.	Property and Equipment, Continued

(2)	Details of the changes in property and equipment for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)
	2018
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment(*)	Ending balance
Land	~~W~~	525,572	4,360	(29)	14,516	—	—	544,419
Buildings		546,872	3,636	(1,457)	25,216	(37,267)	—	537,000
Structures		376,755	9,188	(36)	5,859	(36,027)	—	355,739
Machinery		4,648,331	222,564	(52,881)	1,192,243	(1,600,618)	(27,264)	4,382,375
Other		448,203	841,425	(5,330)	(565,720)	(100,741)	—	617,837
Construction in progress		377,400	948,966	(4,622)	(815,624)	—	—	506,120

		~~W~~6,923,133	2,030,139	(64,355)	(143,510)	(1,774,653)	(27,264)	6,943,490

(*)	The Company recognized impairment losses for obsolete assets during the year ended December 31, 2018.

(3)	Details of the right-of-use assets as of December 31, 2019 and January 1, 2019 are as follows:

(In millions of won)
	December 31, 2019	January 1, 2019
Land, buildings and structures	~~W~~363,196	335,481
Others	71,359	81,071

	~~W~~434,555	416,552

12.	Goodwill

Goodwill as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019	December 31, 2018
Goodwill related to acquisition of Shinsegi Telecom, Inc.	~~W~~1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 4.9% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of (-)0.6% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless telecommunication industry growth rate. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

13.	Intangible Assets

(1)	Intangible assets as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	6,210,882	(3,563,381)	—	2,647,501
Land usage rights		45,930	(40,222)	—	5,708
Industrial rights		41,485	(29,431)	—	12,054
Facility usage rights		56,479	(40,955)	—	15,524
Club memberships (*1)		75,496	—	(27,885)	47,611
Other (*2)		3,245,063	(2,512,309)	—	732,754

	~~W~~	9,675,335	(6,186,298)	(27,885)	3,461,152

(In millions of won)
	December 31, 2018
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	6,210,882	(3,070,904)	—	3,139,978
Land usage rights		47,123	(40,625)	—	6,498
Industrial rights		47,584	(32,284)	—	15,300
Facility usage rights		54,344	(38,336)	—	16,008
Club memberships (*1)		77,767	—	(30,356)	47,411
Other (*2)		3,079,376	(2,293,707)	—	785,669

	~~W~~	9,517,076	(5,475,856)	(30,356)	4,010,864

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

13.	Intangible Assets, Continued

(2)	Details of the changes in intangible assets for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	~~W~~	3,139,978	—	—	—	—	(492,477)	—	2,647,501
Land usage rights		6,498	—	2,017	(14)	—	(2,793)	—	5,708
Industrial rights		15,300	—	759	(1,206)	—	(2,799)	—	12,054
Facility usage rights		16,008	—	2,093	(25)	177	(2,729)	—	15,524
Club memberships		47,411	—	1,113	(850)	—	—	(63)	47,611
Other		785,669	(2,274)	103,871	(2,464)	134,525	(286,573)	—	732,754

	~~W~~	4,010,864	(2,274)	109,853	(4,559)	134,702	(787,371)	(63)	3,461,152

(In millions of won)
	2018
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,176,940	1,366,926	—	—	(403,888)	3,139,978
Land usage rights		7,858	2,134	(72)	406	(3,828)	6,498
Industrial rights		12,899	6,617	(716)	263	(3,763)	15,300
Facility usage rights		16,456	2,223	(39)	101	(2,733)	16,008
Club memberships		44,843	3,219	(651)	—	—	47,411
Other		830,549	73,395	(3,408)	169,757	(284,624)	785,669

	~~W~~	3,089,545	1,454,514	(4,886)	170,527	(698,836)	4,010,864

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

13.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Research and development costs expensed as incurred	~~W~~	324,053	319,931

(4)	Details of frequency usage rights as of December 31, 2019 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	60,816	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		251,240	LTE service	Sept. 2013	Dec. 2021
2.6GHz license		849,930	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		208,918	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5GHz license(*)		1,073,914	5G service	Apr. 2019	Nov. 2028
28GHz license(*)		202,683	5G service	—	Nov. 2023

	~~W~~	2,647,501

(*)

The Company participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology(ICT) and was assigned the 3.5GHz and 28GHz bands of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Company recognized these frequency licenses as intangible assets at the date of initial lump sum payment and began amortization for 3.5GHz license in April 2019. The amortization for 28GHz license will begin when it is in the condition necessary for it to be capable of operating in the manner intended by management.

14.	Borrowings and Debentures

(1)	Long-term borrowings as of December 31, 2019 and 2018 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2019		December 31, 2018
Export Kreditnamnden(*)	1.70	Apr. 29, 2022	~~W~~	33,266 (USD 28,732)	45,007 (USD 40,253)

Less present value discount				(332)	(613)

				32,934	44,394
Less current installments				(13,157)	(12,630)

			~~W~~	19,777	31,764

(*)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

14.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2019 and 2018 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2019	December 31, 2018
Unsecured corporate bonds	Operating fund	2021	4.22	190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2019	3.24	—	170,000
Unsecured corporate bonds		2022	3.30	140,000	140,000
Unsecured corporate bonds		2032	3.45	90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03	230,000	230,000
Unsecured corporate bonds		2033	3.22	130,000	130,000
Unsecured corporate bonds		2019	3.30	—	50,000
Unsecured corporate bonds		2024	3.64	150,000	150,000
Unsecured corporate bonds(*1)		2029	4.72	—	61,813
Unsecured corporate bonds	Refinancing fund	2019	2.53	—	160,000
Unsecured corporate bonds		2021	2.66	150,000	150,000
Unsecured corporate bonds		2024	2.82	190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40	100,000	100,000
Unsecured corporate bonds		2025	2.49	150,000	150,000
Unsecured corporate bonds		2030	2.61	50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66	70,000	70,000
Unsecured corporate bonds		2030	2.82	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2025	2.55	100,000	100,000
Unsecured corporate bonds		2035	2.75	70,000	70,000
Unsecured corporate bonds	Operating fund	2019	1.65	—	70,000
Unsecured corporate bonds		2021	1.80	100,000	100,000
Unsecured corporate bonds		2026	2.08	90,000	90,000
Unsecured corporate bonds		2036	2.24	80,000	80,000
Unsecured corporate bonds		2019	1.62	—	50,000
Unsecured corporate bonds		2021	1.71	50,000	50,000
Unsecured corporate bonds		2026	1.97	120,000	120,000
Unsecured corporate bonds		2031	2.17	50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93	60,000	60,000
Unsecured corporate bonds		2022	2.17	120,000	120,000
Unsecured corporate bonds		2027	2.55	100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65	90,000	90,000
Unsecured corporate bonds	Refinancing fund	2020	2.39	100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63	80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84	100,000	100,000
Unsecured corporate bonds		2021	2.57	110,000	110,000
Unsecured corporate bonds		2023	2.81	100,000	100,000
Unsecured corporate bonds		2028	3.00	200,000	200,000
Unsecured corporate bonds		2038	3.02	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2021	2.10	100,000	100,000
Unsecured corporate bonds		2023	2.33	150,000	150,000
Unsecured corporate bonds		2038	2.44	50,000	50,000

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

14.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2019 and 2018 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2019		December 31, 2018
Unsecured corporate bonds	Operating fund	2022	2.03		180,000	—
Unsecured corporate bonds		2024	2.09		120,000	—
Unsecured corporate bonds		2029	2.19		50,000	—
Unsecured corporate bonds		2039	2.23		50,000	—
Unsecured corporate bonds	Operating and refinancing fund	2022	1.40		120,000	—
Unsecured corporate bonds		2024	1.49		60,000	—
Unsecured corporate bonds		2029	1.50		120,000	—
Unsecured corporate bonds		2039	1.52		50,000	—
Unsecured corporate bonds		2049	1.56		50,000	—
Unsecured corporate bonds	Operating fund	2022	1.69		230,000	—
Unsecured corporate bonds		2024	1.76		70,000	—
Unsecured corporate bonds		2029	1.79		40,000	—
Unsecured corporate bonds		2039	1.81		60,000	—
Unsecured global bonds	Operating fund	2027	6.63		463,120 (USD 400,000)	447,240 (USD 400,000)
Unsecured global bonds		2023	3.75		578,900 (USD 500,000)	559,050 (USD 500,000)
Floating rate notes (*2)		2020	3M LIBOR +0.88		347,340 (USD 300,000)	335,430 (USD 300,000)

					6,429,360	5,743,533
Less discounts on bonds					(21,396)	(20,921)

					6,407,964	5,722,612
Less current installments of bonds					(507,135)	(499,747)

				~~W~~	5,900,829	5,222,865

(*1)	The debenture was repaid before maturity during the year ended December 31, 2019.

(*2)	As of December 31, 2019, 3M LIBOR rate is 1.91%.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

15.	Long-term Payables - other

(1)	As of December 31, 2019 and 2018, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 13):

(In millions of won)
	December 31, 2019		December 31, 2018
Long-term payables – other	~~W~~	2,051,389	2,476,738
Present value discount on long-term payables – other		(82,851)	(113,772)
Current installments of long-term payables – other		(423,839)	(423,884)

Carrying amount at December 31	~~W~~	1,544,699	1,939,082

(2)

Principal amount of long-term payables repaid during the year ended December 31, 2019 are ~~W~~425,349 million. The repayment schedule of the principal amount of long-term payables – other as of December 31, 2019 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	425,349
1~3 years		647,589
3~5 years		413,385
More than 5 years		565,066

	~~W~~	2,051,389

16.	Provisions

Changes in provisions for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	For the year ended December 31, 2019						As of December 31, 2019
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	59,548	3,597	(656)	(474)	62,015	45,656	16,359
Emission allowance		2,238	5,036	(1,086)	(932)	5,256	5,256	—

	~~W~~	61,786	8,633	(1,742)	(1,406)	67,271	50,912	16,359

(In millions of won)
	For the year ended December 31, 2018						As of December 31, 2018
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	3,874	—	(1,075)	(2,799)	—	—	—
Provision for restoration		56,162	4,745	(824)	(535)	59,548	47,065	12,483
Emission allowance		4,650	2,228	(1,334)	(3,306)	2,238	2,238	—

	~~W~~	64,686	6,973	(3,233)	(6,640)	61,786	49,303	12,483

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

17.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Present value of defined benefit obligations	~~W~~	422,782	332,044
Fair value of plan assets		(397,689)	(363,878)

	~~W~~	25,093	(31,834)

(2)	Principal actuarial assumptions as of December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018
Discount rate for defined benefit obligations	2.36%	2.61%
Expected rate of salary increase	4.69%	3.88%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	For the year ended December 31
	2019		2018
Beginning balance	~~W~~	332,044	278,778
Current service cost		45,664	41,525
Interest cost		8,638	8,956
Remeasurement
- Demographic assumption		19,746	—
- Financial assumption		28,774	10,794
- Adjustment based on experience		5,105	7,941
Benefit paid		(21,875)	(23,601)
Others (*)		4,686	7,651

Ending balance	~~W~~	422,782	332,044

(*)	Others include changes of liabilities due to employee’s transfers among affiliates for the years ended December 31, 2019 and 2018.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

17	Defined Benefit Liabilities (Assets), Continued

(4)	Changes in plan assets for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)	For the year ended December 31
	2019		2018
Beginning balance	~~W~~	363,878	318,860
Interest income		9,073	9,582
Remeasurement		(2,023)	(3,747)
Contributions		51,500	47,000
Benefit paid		(22,951)	(12,473)
Others		(1,788)	4,656

Ending balance	~~W~~	397,689	363,878

The Company expects to contribute ~~W~~79,293 million to the defined benefit plans in 2020.

(5)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Current service cost	~~W~~	45,664	41,525
Net interest income		(435)	(626)

	~~W~~	45,229	40,899

Costs related to the defined benefit except for the amounts transferred to construction in progress are included labor expenses and Research and development expenses.

(6)	Details of plan assets as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Equity instruments	~~W~~	342	1,867
Debt instruments		123,951	70,670
Short-term financial instruments, etc.		273,396	291,341

	~~W~~	397,689	363,878

(7)	As of December 31, 2019, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(19,719)	21,234
Expected salary increase rate		21,221	(19,894)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2019 is 10.35 years.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

18	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2019 are as follows:

(In millions of won and thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul.20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul.20, 2007 ~ Jul.20, 2027
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec.16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 28,732)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr.29, 2022
Apr.16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr.16, 2018 ~ Apr.16, 2023

(2)	As of December 31, 2019, details of fair values of the above derivatives recorded in current and non-current assets are as follows:

(In millions of won and thousands of U.S. dollars)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Current assets:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	~~W~~	26,253	26,253
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		43,851	43,851
Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 28,732)		797	797
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		55,350	55,350

	~~W~~		126,251

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

19	Share Capital and Capital Surplus and Others

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common stocks and the details of capital surplus and others as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)
	December 31, 2019		December 31, 2018
Number of authorized shares		220,000,000	220,000,000
Number of issued shares (*)		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares (Note 20)		(1,696,997)	(1,979,475)
Hybrid bonds (Note 21)		398,759	398,759
Share option (Note 22)		1,302	1,007
Others		(903,332)	(920,854)

	~~W~~	715,619	415,324

(*)

In 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s outstanding shares have decreased without change in share capital.

There were no changes in share capital during the years ended December 31, 2019 and 2018 and details of shares outstanding as of December 31, 2019 and 2018 are as follows:

(In shares)	2019			2018
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	7,609,263	73,136,448	80,745,711	8,875,883	71,869,828

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

20.	Treasury Shares

Treasury shares as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)
	December 31, 2019		December 31, 2018
Number of shares (*)		7,609,263	8,875,883
Acquisition cost	~~W~~	1,696,997	1,979,475

(*)

The Company disposed 1,266,620 of its treasury shares to Kakao Co., Ltd. in exchange for ~~W~~300,000 million in cash and acquired 2,177,401 shares of Kakao Co., Ltd. for ~~W~~302,321 million during the year ended December 31, 2019 in order to solidify the future ICT business cooperation. (See Note 9). The number of treasury shares have decreased by 1,260,668 due to the comprehensive stock exchange transaction with SK Holdings Co., Ltd. in 2018.

21.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate (%)(*2)	December 31, 2019	December 31, 2018
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	~~W~~300,000	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65	100,000	100,000
Issuance costs					(1,241)	(1,241)

					~~W~~ 398,759	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity.

These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5 year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

22.	Share option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Series
	1-1	1-2	1-3	2	3 (*)	4
Grant date		March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares				Reissue of treasury shares, Cash-settlement
Number of shares (in shares)	22,168	22,168	22,168	1,358	4,177	1,734
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	Parts of the grant that have not met the vesting conditions have been forfeited during the year ended December 31, 2019.

(2)	Share compensation expense recognized during the year ended December 31, 2019 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
During the year ended December 31, 2018	~~W~~	1,007
During the year ended December 31, 2019		295
In subsequent periods		171

	~~W~~	1,473

(3)	The Company used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In won)	Series
	1-1	1-2	1-3	2	3	4
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310
Per share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

23.	Retained Earnings

(1)	Retained earnings as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,531,138	10,531,138
Reserve for technology development		4,265,300	3,321,300

		15,818,758	13,874,758
Unappropriated		860,029	2,593,031

	~~W~~	16,678,787	16,467,789

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

24.	Statements of Appropriation of Retained Earnings

Details of statements of appropriation of retained earnings for the years ended December 31, 2019 and 2018 are as follows:

Date of appropriation for 2019: March 26, 2020

Date of appropriation for 2018: March 26, 2019

(In millions of won)
	2019		2018
Unappropriated retained earnings:
Unappropriated retained earnings	~~W~~	2,203	2,316
Changes in accounting policies		(25,229)	1,773,596
Remeasurement of defined benefit liabilities		(40,720)	(16,354)
Reclassification of valuation gain (loss) on FVOCI		30,073	(14,017)
Interim dividends: 2019: ~~W~~1,000 per share, 200% on par value 2018: ~~W~~1,000 per share, 200% on par value		(71,870)	(70,609)
Interest on hybrid bonds		(14,766)	(15,803)
Profit for the year		980,338	933,902

		860,029	2,593,031

Appropriation of retained earnings:
Reserve for business expansion		100,000	1,000,000
Reserve for technology development		100,000	944,000
Cash dividends: 2019: ~~W~~ 9,000 per share, 1,800% on par value 2018: ~~W~~ 9,000 per share, 1,800% on par value		658,228	646,828

		858,228	2,590,828

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	1,801	2,203

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

25.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Valuation gain (loss) on FVOCI	~~W~~	(41,998)	2,047
Valuation loss on derivatives		(7,308)	(42,312)

	~~W~~	(49,306)	(40,265)

(2)	Changes in reserves for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on available-for-sale financial assets	Valuation gain (loss) on derivatives	Total
Balance at December 31, 2017	~~W~~	—	148,873	(70,572)	78,301
Impact of adopting K-IFRS No.1109		90,484	(148,873)	—	(58,389)

Balance at January 1, 2018		90,484	—	(70,572)	19,912
Changes, net of taxes		(88,437)	—	28,260	(60,177)
Balance at January 1, 2019		2,047	—	(42,312)	(40,265)
Changes, net of taxes		(44,045)	—	35,004	(9,041)

Balance at December 31, 2019	~~W~~	(41,998)	—	(7,308)	(49,306)

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Balance at January 1	~~W~~	2,047	90,484
Amount recognized as other comprehensive loss during the year, net of taxes		(13,972)	(102,454)
Amount reclassified to retained earnings, net of taxes		(30,073)	14,017

Balance at December 31	~~W~~	(41,998)	2,047

(4)	Changes in valuation loss on derivatives for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Balance at January 1	~~W~~	(42,312)	(70,572)
Amount recognized as other comprehensive income (loss) during the year, net of taxes		28,532	(11,658)
Amount reclassified to profit or loss, net of taxes		6,472	39,918

Balance at December 31	~~W~~	(7,308)	(42,312)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

26.	Operating revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)
	2019		2018
Products transferred at a point in time:
Product sales	~~W~~	111,065	134,290
Services transferred over time:
Wireless service revenue(*1)		9,721,569	9,999,778
Cellular interconnection revenue		518,810	565,314
Others(*2)		1,064,771	1,006,257

		11,305,150	11,571,349

	~~W~~	11,416,215	11,705,639

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

27.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Communication	~~W~~	30,613	28,374
Utilities		247,263	229,508
Taxes and dues		26,307	21,630
Repair		246,840	247,095
Research and development		324,053	319,931
Training		27,272	26,482
Bad debt for accounts receivable – trade		4,036	18,082
Others		48,043	45,599

	~~W~~	954,427	936,701

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

28.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	6,565	19,906
Gain on business transfer		59,375	—
Others		12,272	21,359

	~~W~~	78,212	41,265

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	20,680	54,695
Impairment loss on property and equipment and intangible assets		23,231	27,264
Donations		16,441	58,354
Bad debt for accounts receivable – other		3,295	3,008
Others		55,428	6,496

	~~W~~	119,075	149,817

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Finance Income:
Interest income	~~W~~	35,481	42,301
Gain on sale of accounts receivable – other		15,855	25,476
Dividends		525,045	177,490
Gain on foreign currency transactions		6,782	14,666
Gain on foreign currency translations		1,870	568
Gain relating to financial assets at FVTPL		859	16,665
Gain relating to financial liabilities at FVTPL		56	—
Gain on valuation of derivatives		465	1,893
Gain on settlement of derivatives		29,176	—

	~~W~~	615,589	279,059

(In millions of won)
	2019		2018
Finance Costs:
Interest expenses	~~W~~	246,734	225,224
Loss on foreign currency transactions		7,853	14,932
Loss on foreign currency translations		2,253	650
Loss on settlement of derivatives		641	12,489
Loss on sale of accounts receivable – other		5,823	—
Loss relating to financial assets at FVTPL		7,448	625
Loss relating to financial liabilities at FVTPL		43	1,535

	~~W~~	270,795	255,455

(2)	Details of interest income included in finance income for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Interest income on cash equivalents and short-term financial instruments	~~W~~	10,537	16,220
Interest income on loans and others		24,944	26,081

	~~W~~	35,481	42,301

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Interest expense on borrowings	~~W~~	7,260	3,970
Interest expense on debentures		180,474	171,580
Others		59,000	49,674

	~~W~~	246,734	225,224

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2019 and 2018 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 34.

1)	Finance income and costs

(In millions of won)
	2019
	Finance income(*)		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	47,435	13,271
Financial assets at FVOCI		9,909	—
Financial assets at amortized cost		43,140	10,106

		100,484	23,377

Financial Liabilities:
Financial liabilities at FVTPL		56	43
Financial liabilities at amortized cost		—	246,734
Derivatives designated as hedging instrument		—	641

		56	247,418

	~~W~~	100,540	270,795

(*)	Finance income does not include ~~W~~515,049 million of dividends received from subsidiaries, associates and joint ventures for the year ended December 31, 2019.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2019 and 2018 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 34, Continued.

1)	Finance income and costs, Continued

(In millions of won)
	2018
	Finance income(*)		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	44,246	625
Financial assets at FVOCI		17,585	—
Financial assets at amortized cost		57,240	15,574

		119,071	16,199

Financial Liabilities:
Financial liabilities at FVTPL		—	1,535
Financial liabilities at amortized cost		83	225,232
Derivatives designated as hedging instrument		—	12,489

		83	239,256

	~~W~~	119,154	255,455

(*)	Finance income does not include ~~W~~159,905 million of dividends received from subsidiaries, associates and joint ventures for the year ended December 31, 2018.

2)	Other comprehensive income (loss)

(In millions of won)
	2019		2018
Financial Assets:
Financial assets at FVOCI	~~W~~	(13,972)	(102,454)
Derivatives designated as hedging instrument		35,004	17,694

		21,032	(84,760)

Financial Liabilities:
Derivatives designated as hedging instrument		—	10,566

	~~W~~	21,032	(74,194)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.	Finance Income and Costs, Continued

(5)	Details of impairment losses for financial assets for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Accounts receivable – trade	~~W~~	4,036	18,082
Other receivables		3,295	3,008

	~~W~~	7,331	21,090

30.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2019 and 2018 consist of the following:

(In millions of won)
	2019		2018
Current tax expense:
Current year	~~W~~	77,518	340,177
Current tax of prior years		(10,385)	(10,638)

		67,133	329,539

Deferred tax expense:
Changes in net deferred tax assets		138,019	(42,197)

Income tax expense	~~W~~	205,152	287,342

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2019 and 2018 is attributable to the following:

(In millions of won)
	2019		2018
Income taxes at statutory income tax rate	~~W~~	315,648	325,480
Non-taxable income		(90,160)	(16,912)
Non-deductible expenses		7,433	9,807
Tax credit and tax reduction		(22,163)	(14,037)
Changes in unrecognized deferred taxes		(1,434)	4,777
Income tax refund		3,633	1,392
Changes in tax rate and other		(7,805)	(23,165)

Income tax expense	~~W~~	205,152	287,342

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Valuation gain on financial assets at fair value	~~W~~	5,681	36,187
Valuation loss on derivatives		(12,917)	(10,266)
Remeasurement of defined benefit liabilities		14,928	6,128

	~~W~~	7,692	32,049

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

30.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019
	Beginning		Changes in Accounting Policies	Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	62,935	—	(10,994)	—	51,941
Accrued interest income		(111)	—	21	—	(90)
Financial assets measured at fair value		65,570	—	6,893	5,681	78,144
Investments in subsidiaries, associates and joint ventures		15,905	—	5,850	—	21,755
Property and equipment		(146,390)	—	34,158	—	(112,232)
Retirement benefit obligation		14,711	—	(4,600)	14,928	25,039
Valuation gain on derivatives		30,287	—	2,175	(12,917)	19,545
Gain or loss on foreign currency translation		21,938	—	57	—	21,995
Incremental costs to acquire a contract		(621,372)	—	(202,601)	—	(823,973)
Right-of-use assets		—	(112,240)	(4,639)	—	(116,879)
Lease liabilities		—	111,123	(609)	—	110,514
Others		32,795	10,422	34,971	—	78,188

	~~W~~	(523,732)	9,305	(139,318)	7,692	(646,053)

Tax credit		—	—	1,299	—	1,299

	~~W~~	(523,732)	9,305	(138,019)	7,692	(644,754)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

30.	Income Tax Expense, Continued

(4) Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)	2018
	Beginning		Changes in Accounting Policies	Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	58,004	3,501	1,430	—	62,935
Accrued interest income		(177)	—	66	—	(111)
Financial assets measured at fair value		37,000	(282)	(7,335)	36,187	65,570
Investments in subsidiaries, associates and joint ventures		65,948	—	(50,043)	—	15,905
Property and equipment		(212,146)	—	65,756	—	(146,390)
Provisions		1,039	—	(1,039)	—	—
Retirement benefit obligation		6,917	—	1,666	6,128	14,711
Valuation gain on derivatives		25,872	—	14,681	(10,266)	30,287
Gain or loss on foreign currency translation		21,922	—	16	—	21,938
Incremental costs to acquire a contract		—	(632,150)	10,778	—	(621,372)
Others		26,574	—	6,221	—	32,795

	~~W~~	30,953	(628,931)	42,197	32,049	(523,732)

(5)	Details of temporary differences not recognized as deferred tax assets(liabilities) in the statements of financial position as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Loss allowance	~~W~~	77,405	77,405
Investments in subsidiaries, associates and joint ventures		1,531,810	1,537,141
Other temporary differences		51,150	51,150

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

31.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2019 and 2018 are calculated as follows:

(In millions of won, except for share data)
	2019		2018
Profit for the year	~~W~~	980,338	933,902
Interest on hybrid bonds		(14,766)	(15,803)

Profit for the year on common shares		965,572	918,099
Weighted average number of common shares outstanding		72,064,159	70,622,976

Basic earnings per share (in won)	~~W~~	13,399	13,000

2)	The weighted average number of common shares outstanding for the years ended December 31, 2019 and 2018 are calculated as follows:

(In shares)	2019
	Issued shares	Treasury shares	Number of common shares outstanding at December 31	Weights	Weighted average number of common shares
Issued shares at January 1	80,745,711	(8,875,883)	71,869,828	365/365	71,869,828
Disposal of treasury shares	—	1,266,620	1,266,620	56/365	194,331

					72,064,159

(In shares)	2018
	Issued shares	Treasury shares	Number of common shares outstanding at December 31	Weights	Weighted average number of common shares
Issued shares at January 1	80,745,711	(10,136,551)	70,609,160	365/365	70,609,160
Disposal of treasury shares	—	1,260,668	1,260,668	4/365	13,816

					70,622,976

(2)	Diluted earnings per share

For the years ended December 31, 2019 and 2018, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

32.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2019	Cash dividends (interim)	71,869,828	500	200%	~~W~~	71,870
	Cash dividends (year-end)	73,136,448	500	1,800%		658,228

					~~W~~	730,098

2018	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	71,869,828	500	1,800%		646,828

					~~W~~	717,437

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2019 and 2018 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2019	Cash dividends	10,000	238,000	4.20%
2018	Cash dividends	10,000	269,500	3.71%

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

33.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives- hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	497,282	—	497,282
Financial instruments		—	—	234,382	—	234,382
Short-term investment securities		31,920	—	—	—	31,920
Long-term investment securities(*)		75,423	435,210	—	—	510,633
Accounts receivable – trade		—	—	1,479,971	—	1,479,971
Loans and other receivables		532,225	—	554,722	—	1,086,947
Derivative financial assets		—	—	—	126,251	126,251

	~~W~~	639,568	435,210	2,766,357	126,251	3,967,386

(*)	The Company designated ~~W~~435,210 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2018
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives- hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	877,823	—	877,823
Financial instruments		—	—	99,382	—	99,382
Short-term investment securities		47,849	—	—	—	47,849
Long-term investment securities(*)		77,511	333,161	—	—	410,672
Accounts receivable – trade		—	—	1,354,260	—	1,354,260
Loans and other receivables		485,325	—	554,048	—	1,039,373
Derivative financial assets		10,947	—	—	39,858	50,805

	~~W~~	621,632	333,161	2,885,513	39,858	3,880,164

(*)	The Company designated ~~W~~333,161 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

33.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019
	Financial liabilities at amortized cost
Borrowings	~~W~~	32,934
Debentures		6,407,964
Lease liabilities		410,889
Accounts payable – other and others		5,337,980

	~~W~~	12,189,767

(In millions of won)
	December 31, 2018
	Financial liabilities at FVTPL (*)		Financial liabilities at amortized cost	Derivatives- hedging instrument	Total
Derivative financial liabilities	~~W~~	—	—	1,107	1,107
Borrowings		—	44,394	—	44,394
Debentures		61,813	5,660,799	—	5,722,612
Accounts payable – other and others		—	5,181,029	—	5,181,029

	~~W~~	61,813	10,886,222	1,107	10,949,142

(*)

Debentures classified as financial liabilities at FVTPL as of December 31, 2018 are structured bonds, and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives. The debenture has been repaid during the year ended December 31, 2019 before its maturity.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

34.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2019 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	22,031	~~W~~	25,507	1,221,621	~~W~~	1,414,393
EUR	247		321	102		132
JPY	14,698		156	76,531		814
Others	—		169	—		—

		~~W~~	26,153		~~W~~	1,415,339

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See note 18)

As of December 31, 2019, a hypothetical change in exchange rates by 10% would have increased (reduced) the Company’s income before income taxes as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	2,474	(2,474)
EUR		19	(19)
JPY		(66)	66
Others		17	(17)

	~~W~~	2,444	(2,444)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures, and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2019, floating-rate debentures amount to ~~W~~347,340 million, and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate debentures as described in note 18. Therefore, income before income taxes for the year ended December 31, 2019 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

As of December 31, 2019, the floating-rate long-term payables – other are ~~W~~2,051,389 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2019 would change by ~~W~~20,514 million in relation to floating-rate long-term payables – other that are exposed to interest rate risk.

2)	Credit risk

The maximum credit exposure as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019	December 31, 2018
Cash and cash equivalents	~~W~~ 497,240	877,781
Financial instruments	234,382	99,382
Investment securities	900	900
Accounts receivable - trade	1,479,971	1,354,260
Loans and other receivables	1,086,947	1,039,373
Derivative financial assets	126,251	50,805

	~~W~~ 3,425,691	3,422,501

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(i)	Accounts receivable – trade and contract assets

The Company establishes a loss allowance in respect of account receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance during the year ended December 31, 2019 are included in note 6.

(ii)	Debt investments

The credit risk arises from debt investments included in ~~W~~234,382 million of financial instruments, ~~W~~900 million of investment securities, and ~~W~~1,086,947 million of loans and other receivables. To limit the exposure to this risk, the Company transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Company’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Company measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Company monitors changes in credit risk at each reporting date. The Company recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2019 are as follows:

(In millions of won)		At amortized cost
	Financial assets at FVTPL	12-month ECL	Lifetime ECL –not credit impaired	Lifetime ECL – credit impaired
Gross carrying amount	~~W~~533,125	767,544	31,926	66,092
Loss allowance	—	(3,252)	(7,114)	(66,092)

Carrying amount	~~W~~533,125	764,292	24,812	—

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments, Continued

Changes in the loss allowance for the debt investments during the year ended December 31, 2019 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2018	~~W~~	3,305	9,116	79,663	92,084
Remeasurement of loss allowance, net		327	408	2,560	3,295
Transfer to lifetime ECL – not credit impaired		(380)	380	—	—
Transfer to lifetime ECL – credit impaired		—	(2,790)	2,790	—
Amounts written off		—	—	(26,141)	(26,141)
Recovery of amounts written off		—	—	7,220	7,220

December 31, 2019	~~W~~	3,252	7,114	66,092	76,458

(iii)	Cash and cash equivalents

The Company has ~~W~~497,240 million of cash and cash equivalents with banks and financial institutions above specific credit ratings as of December 31, 2019 (~~W~~877,781 million as of December 31, 2018).

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Company considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2019 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	~~W~~	32,934	34,414	13,971	20,443	—
Debentures(*)		6,407,964	7,567,918	687,774	3,860,257	3,019,887
Lease liabilities		410,889	431,977	213,747	193,892	24,338
Accounts payable – other and others(*)		5,337,980	5,479,330	3,797,938	1,107,259	574,133

	~~W~~	12,189,767	13,513,639	4,713,430	5,181,851	3,618,358

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2019, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount	Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~126,251	128,750	44,872	84,506	(628)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

34.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2018.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

Debt-equity ratio as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019	December 31, 2018
Total liabilities	~~W~~ 13,449,628	11,960,536
Total equity	17,389,739	16,887,487

Debt-equity ratios	77.34%	70.82%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	639,568	—	564,145	75,423	639,568
Derivatives hedging instrument		126,251	—	126,251	—	126,251
FVOCI		435,210	384,721	—	50,489	435,210

	~~W~~	1,201,029	384,721	690,396	125,912	1,201,029

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	32,934	—	33,755	—	33,755
Debentures		6,407,964	—	6,848,312	—	6,848,312
Long-term payables – other		1,968,538	—	2,003,025	—	2,003,025

	~~W~~	8,409,436	—	8,885,092	—	8,885,092

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

34.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)	December 31, 2018
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL		~~W~~ 621,632	—	544,121	77,511	621,632
Derivatives hedging instrument		39,858	—	39,858	—	39,858
FVOCI		333,161	292,399	—	40,762	333,161

	~~W~~	994,651	292,399	583,979	118,273	994,651

Financial liabilities that are measured at fair value:
FVTPL		~~W~~ 61,813	—	61,813	—	61,813
Derivative financial liabilities		1,107	—	1,107	—	1,107

		~~W~~ 62,920	—	62,920	—	62,920

Financial liabilities that are not measured at fair value:
Borrowings		~~W~~ 44,394	—	45,229	—	45,229
Debentures		5,660,799	—	6,033,601	—	6,033,601
Long-term payables – other		2,362,966	—	2,439,593	—	2,439,593

		~~W~~ 8,068,159	—	8,518,423	—	8,518,423

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

34.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2019 and 2018 are as follows, Continued:

Interest rates used by the Company for the fair value measurement as of December 31, 2019 are as follows:

Interest rate

Derivative instruments	1.68% ~ 1.81%
Borrowings and debentures	1.65% ~ 1.82%
Long-term payables – other	1.59% ~ 1.90%

2)	There have been no transfers between Level 2 and Level 1 for year ended December 31, 2019. The changes of financial assets classified as Level 3 for the year ended December 31, 2019 are as follows:

	Balance at January 1, 2019	Valuation	Acquisition	Disposal	Balance at December 31, 2019
FVTPL	~~W~~ 77,511	(5,380)	5,604	(2,312)	75,423
FVOCI	40,762	(3,473)	13,200	—	50,489

	~~W~~118,273	(8,853)	18,804	(2,312)	125,912

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019
	Gross financial instruments recognized	Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Accounts receivable – trade and others	~~W~~77,958	(77,958)	—	—	—
Financial liabilities:
Accounts payable – other and others	~~W~~78,133	(77,958)	175	—	175

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

34.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement, Continued

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)	December 31, 2018
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	1,867	—	1,867	(1,107)	760
Accounts receivable – trade and others		92,000	(92,000)	—	—	—

	~~W~~	93,867	(92,000)	1,867	(1,107)	760

Financial liabilities:
Derivatives(*)	~~W~~	1,107	—	1,107	(1,107)	—
Accounts payable – other and others		92,324	(92,000)	324	—	324

	~~W~~	93,431	(92,000)	1,431	(1,107)	324

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

35.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 47 others(*)
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK Hynix Inc. and 44 others
Others	The Ultimate Controlling Entity’s other subsidiaries and associates, etc.

(*)	As of December 31, 2019, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage (%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunications and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	100.0	Telecommunications services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment(Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	SKT Americas, Inc.	100.0	Information gathering and consulting
	One Store Co., Ltd.	52.7	Telecommunications services
	SK Planet Co., Ltd.	98.7	Telecommunications services, system software development and supply services
	Eleven Street Co., Ltd.	80.3	Commerce
	DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*2)	51.4	Manufacturing digital audio players and other portable media devices
	SK Infosec Co., Ltd.	100.0	Information security service
	Life & Security Holdings Co., Ltd.	55.0	Investment(Holdings company)
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	id Quantique SA	66.8	Quantum information and communications service
	SK Telecom TMT Investment Corp.(*3)	100.0	Investment
	FSK L&S Co., Ltd.(*4)	60.0	Freight and logistics consulting business
	Incross Co., Ltd.(*5)	34.6	Media representative business
	HappyHanool Co., Ltd.(*3)	100.0	Service
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co.,Ltd.	100.0	Database and internet website service
	SK Planet Global Holdings Pte. Ltd.	100.0	Investment(Holdings company)
	SKP America LLC.	100.0	Digital contents sourcing service
	K-net Culture and Contents Venture Fund	59.0	Capital investing in startups
Subsidiaries owned by Dreamus Company (Formerly, IRIVER LIMITED)	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver China Co., Ltd.	100.0	Sales of and manufacturing MP3 and 4
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales of and manufacturing e-book
	LIFE DESIGN COMPANY Inc.(*6)	100.0	Sales of goods in Japan

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

35.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by SK Infosec Co., Ltd.	SKinfosec Information Technology(Wuxi) Co., Ltd.(*7)	100.0	System software development and supply services
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.	100.0	Unmanned security
	CAPSTEC Co., Ltd.	100.0	Manned security
	ADT SECURITY Co., Ltd.	100.0	Sales and trade of anti-theft devices and surveillance devices
Subsidiaries owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.	100.0	Communications device retail business
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	SK stoa Co., Ltd.	100.0	Other telecommunications retail business
Subsidiaries owned by id Quantique SA	Id Quantique LLC	100.0	Quantum information and communications service
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.(*4)	66.0	Logistics business
	FSK L&S(Hungary) Co., Ltd.(*8)	100.0	Logistics business
Subsidiaries owned by Incross Co., Ltd.	Infracommunications Co., Ltd.(*5)	100.0	Service operation
	Mindknock Co., Ltd.(*9)	100.0	Software development
Subsidiaries owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	79.8	Digital Contents sourcing service
Others(*10)	SK Telecom Innovation Fund, L.P	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.
(*2)	DREAMUS COMPANY(Formerly, IRIVER LIMITED) merged groovers Inc. during the year ended December 31, 2019.
(*3)	SK Telecom TMT Investment Corp. and HappyHanool Co., Ltd were newly established by the Company during the year ended December 31, 2019.
(*4)

FSK L&S Co., Ltd. was reclassified as a subsidiary from an associate during the year ended December 31, 2019, and thus FSK L&S(Shanghai) Co., Ltd., a subsidiary of FSK L&S Co., Ltd. was included in the subsidiary.

(*5)

The Company acquired 2,786,455 shares of Incross Co., Ltd. at ~~W~~53,722 million in cash during the year ended December 31, 2019 in order to expand digital advertising business through the integration of the Company’s technological capabilities.

(*6)	LIFE DESIGN COMPANY Inc. merged groovers Japan Co., Ltd. during the year ended December 31, 2019.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

35.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

(*7)	SK Infosec Co., Ltd. newly established SKinfosec Information Technology(Wuxi) Co., Ltd. during the year ended December 31, 2019.
(*8)	FSK L&S Co., Ltd. newly established FSK L&S(Hungary) Co., Ltd. during the year ended December 31, 2019.
(*9)	Mindknock Co., Ltd. was reclassified as a subsidiary from an associate as Incross Co., Ltd. acquired additional shares of Mindknock Co., Ltd. during the year ended December 31, 2019.
(*10)	Others are owned by Atlas Investment and another subsidiary of the Company.

As of December 31, 2019, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Salaries	~~W~~	5,969	4,488
Defined benefits plan expenses		1,237	920
Share option		325	548

	~~W~~	7,531	5,956

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

35.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)		2019
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd. (*2)	~~W~~	29,130	508,255	47,789

Subsidiaries	SK Broadband Co., Ltd.		109,663	542,715	22,255
	PS&Marketing Corporation (*3)		12,408	1,595,661	985
	SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)		4,493	220,585	60,801
	SK Planet Co., Ltd.		2,963	89,026	92,477
	SK Telink Co., Ltd. (*4)		249,464	22,612	—
	SERVICE ACE Co., Ltd. (*5)		15,399	133,717	—
	SERVICE TOP Co., Ltd. (*6)		17,695	138,971	—
	Eleven Street Co., Ltd.		7,202	7,990	—
	Life & Security Holdings Co., Ltd. (*7)		33,111	1,257	222
	One Store Co., Ltd.		14,963	1,461	—
	SK Infosec Co., Ltd. (*8)		50,149	31,267	4,812
	Dreamus Company Inc. (formerly, IRIVER LIMITED)		1,185	49,214	—
	Others		8,095	39,575	5,799

			526,790	2,874,051	187,351

Associates	F&U Credit information Co., Ltd.		1,108	46,824	—
	SK hynix Inc. (*9)		246,522	255	—
	KEB HanaCard Co., Ltd.		832	1,901	—
	SK Wyverns Co., Ltd.		1,313	21,145	—
	Others (*10)		11,049	14,208	457

			260,824	84,333	457

Other	SK Engineering & Construction Co., Ltd.		5,722	253	7,400
	SK Innovation Co., Ltd.		14,470	2,748	—
	SK Networks Co., Ltd.		3,061	15,981	443
	SK Networks service Co., Ltd.		733	45,942	2,569
	SK Telesys Co., Ltd.		215	965	25,886
	SK TNS Co., Ltd.		197	34,115	426,273
	SK energy Co., Ltd.		2,914	248	—
	SKC Infra Service Co., Ltd.		64	8,573	2,008
	SK ENS Co., Ltd.		1,991	145	—
	UbiNS Co., Ltd.		—	1,907	45,814
	Others		12,105	6,088	10,130

			41,472	116,965	520,523

			~~W~~858,216	3,583,604	756,120

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

35.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2019 and 2018 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.
(*2)	Operating expenses and others include ~~W~~216,241 million of dividends paid by the Company.
(*3)	Operating expenses and others include ~~W~~890,529 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~199,995 million of dividend income received.
(*5)	Operating revenue and others include ~~W~~7,499 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~8,900 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~21,117 million of dividend income received.
(*8)	Operating revenue and others include ~~W~~50,039 million of dividend income received.
(*9)	Operating revenue and others include ~~W~~219,150 million of dividend income received.
(*10)	Operating revenue and others include ~~W~~8,350 million of dividend income received from Korea IT Fund and UniSK.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

35.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)		2018
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd. (*1)	~~W~~	10,396	509,349	72,756	—

Subsidiaries	SK Broadband Co., Ltd.		120,312	561,672	58,157	—
	PS&Marketing Corporation (*2)		11,701	1,503,532	883	—
	SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)		4,331	216,305	48,643	—
	SK Planet Co., Ltd.		20,750	48,622	18,646	—
	SK Telink Co., Ltd.		55,490	22,875	—	—
	SERVICE ACE Co., Ltd.		7,739	130,313	—	—
	SERVICE TOP Co., Ltd.		8,359	155,577	—	—
	Eleven Street Co., Ltd.		8,246	6,870	—	—
	SK techx Co., Ltd. (*3)		3,373	96,258	11,064	—
	Others (*4)		76,878	80,992	24,761	—

			317,179	2,823,016	162,154	—

Associates	F&U Credit information Co., Ltd.		1,589	46,300	—	—
	HappyNarae Co., Ltd. (*5)		106	14,465	78,267	—
	SK hynix Inc. (*6)		175,029	313	—	—
	KEB HanaCard Co., Ltd.		15,046	15,387	—	—
	Others (*7)		4,910	30,844	1,202	204

			196,680	107,309	79,469	204

Other	SK Engineering & Construction Co., Ltd.		3,167	224	8,700	—
	SK Innovation Co., Ltd.		8,995	996	—	—
	SK Networks Co., Ltd.		14,069	15,020	435	—
	SK Networks service Co., Ltd.		650	48,618	3,948	—
	SK Telesys Co., Ltd.		181	885	72,942	—
	SK TNS Co., Ltd.		100	13,280	359,837	—
	SK energy Co., Ltd.		2,814	227	—	—
	SKC Infra Service Co., Ltd.		44	9,869	3,648	—
	SK ENS Co., Ltd.		1,604	121	—	—
	Others		10,289	5,356	—	—

			41,913	94,596	449,510	—

		~~W~~	566,168	3,534,270	763,889	204

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

35.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2019 and 2018 are as follows, Continued:

(*1)	Operating expenses and others include ~~W~~203,635 million of dividends paid by the Company.
(*2)	Operating expenses and others include ~~W~~889,352 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*3)	Transactions with SK techx Co., Ltd. occurred before merger with SK Planet Co., Ltd.
(*4)	Operating revenue and others include ~~W~~10,090 million of dividends received from SK Global Healthcare Business Group Ltd. and ~~W~~39,679 million of investment return.
(*5)	Transactions with HappyNarae Co., Ltd. occured before disposal.
(*6)	Operating revenue and others include ~~W~~146,100 million of dividends received.
(*7)	Operating revenue and others include ~~W~~3,715 million of dividends received from Korea IT Fund and UniSK.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

35.	Transactions with Related Parties, Continue

(4)	Account balances with related parties as of December 31, 2019 and 2018 are as follows:

(In millions of won)		December 31, 2019
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,869	53,280

Subsidiaries	SK Broadband Co., Ltd.		—	9,812	54,368
	PS&Marketing Corporation		—	122	67,029
	SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)		—	15	54,902
	SK Planet Co., Ltd.		—	949	100,412
	SK Telink Co., Ltd.		—	10,591	2,709
	SERVICE ACE Co., Ltd.		—	348	25,035
	SERVICE TOP Co., Ltd.		—	15	26,837
	Eleven Street Co., Ltd.		—	131	4,730
	One Store Co., Ltd.		—	263	27,409
	SK m&service Co., Ltd.		—	3,220	8,006
	SK Infosec Co., Ltd.		—	24	8,136
	SK Communications Co., Ltd.		—	31	11,574
	Others		—	1,062	10,252

			—	26,583	401,399

Associates	F&U Credit information Co., Ltd.		—	—	4,742
	SK hynix Inc.		—	5,602	48
	Wave City Development Co., Ltd.		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	5,359	—
	KEB HanaCard Co., Ltd.		—	1,025	9,474
	Others		204	25	2,261

			22,351	43,534	16,525

Other	SK Engineering and Construction Co., Ltd.		—	3,527	97
	SK Innovation Co., Ltd.		—	5,542	22,492
	SK Networks Co., Ltd.		—	333	20,430
	SK Networks Services Co., Ltd.		—	—	7,739
	SK Telesys Co., Ltd.		—	26	3,573
	SK TNS Co., Ltd.		—	9	193,946
	SK Energy Co., Ltd		—	215	149
	UbiNS Co., Ltd.		—	—	16,741
	Others		—	1,690	8,813

			—	11,342	273,980

		~~W~~	22,351	83,328	745,184

(*)	As of December 31, 2019, the Company recognized full allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

35.	Transactions with Related Parties, Continue

(4)	Account balances with related parties as of December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)		December 31, 2018
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	2,119	88,103

Subsidiaries	SK Broadband Co., Ltd.		—	7,637	69,069
	PS&Marketing Corporation		—	250	82,034
	SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)		—	35	42,683
	SK Planet Co., Ltd.		—	1,003	45,268
	SK Telink Co., Ltd.		—	8,353	4,629
	SERVICE ACE Co., Ltd.		—	123	24,629
	SERVICE TOP Co., Ltd.		—	138	30,771
	Eleven Street Co., Ltd.		—	2,086	3,141
	One Store Co., Ltd.		—	1,178	27,164
	SK m&service Co., Ltd.		—	3,366	5,894
	Others		—	401	28,776

			—	24,570	364,058

Associates	F&U Credit information Co., Ltd.		—	92	5,725
	SK hynix Inc.		—	12,840	89
	Wave City Development Co., Ltd.		—	37,263	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	541	11,311
	Others		407	111	1,762

			22,554	50,847	18,887

Other	SK Engineering and Construction Co., Ltd.		—	441	760
	SK Innovation Co., Ltd.		—	2,297	798
	SK Networks Co., Ltd.		—	1,226	327
	SK Networks Services Co., Ltd.		—	11	7,849
	SK Telesys Co., Ltd.		—	19	4,163
	SK TNS Co., Ltd.		—	—	78,421
	SK Energy Co., Ltd.		—	790	102
	Others		—	1,732	4,591

			—	6,516	97,011

		~~W~~	22,554	84,052	568,059

(*)	As of December 31, 2018, the Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

(5)	There were additional investments and disposal transactions in subsidiaries, associates and joint ventures during the years ended December 31, 2019 and 2018 as presented in note 10.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

36.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers, and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~646,837 million as of December 31, 2019 which the Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of December 31, 2019, the Company is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

37.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Gain on foreign currency translations	~~W~~	(1,870)	(568)
Interest income		(35,481)	(42,301)
Dividends		(525,045)	(177,490)
Gain relating to financial assets at FVTPL		(859)	(16,665)
Gain relating to financial liabilities at FVTPL		(56)	—
Gain on disposal of property and equipment and intangible assets		(6,565)	(19,906)
Gain on business transfer		(59,375)	—
Gain on valuation of derivatives		(465)	(1,893)
Gain on settlement of derivatives		(29,176)	—
Gain on sale of accounts receivable – other		(15,855)	(25,476)
Other income		(573)	—
Loss on foreign currency translations		2,253	650
Bad debt for accounts receivable – trade		4,036	18,082
Bad debt for accounts receivable – other		3,295	3,008
Loss relating to financial assets at FVTPL		7,448	625
Depreciation and amortization		2,827,563	2,473,489
Loss on disposal of property and equipment and intangible assets		20,680	54,695
Impairment loss on property and equipment and intangible assets		23,231	27,264
Interest expenses		246,734	225,224
Loss relating to financial liabilities at FVTPL		43	1,535
Loss on settlement of derivatives		641	12,489
Loss relating to investments in subsidiaries and associates		68,550	1,302
Loss on sale of accounts receivable – other		5,823	—
Retirement benefit expenses		45,229	40,899
Share option		295	593
Income tax expense		205,152	287,342
Other expenses		8,160	734

	~~W~~	2,793,813	2,863,632

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

37.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Accounts receivable – trade	~~W~~	(135,840)	135,190
Accounts receivable – other		39,630	508,904
Advanced payments		(11,040)	7,167
Prepaid expenses		(336,394)	144,274
Inventories		10,954	6,961
Long-term accounts receivable – other		(55,916)	11,065
Long-term prepaid expenses		(388,285)	(83,263)
Guarantee deposits		8,429	(5,692)
Contract assets		(23,366)	(7,531)
Accounts payable – other		160,397	(178,384)
Withholdings		(10,967)	132,487
Deposits received		175	116
Accrued expenses		96,403	(109,331)
Provisions		(656)	(3,874)
Plan assets		(28,549)	(34,527)
Retirement benefit payment		(21,875)	(23,601)
Contract liabilities		34,441	10,388
Others		(20,837)	30

	~~W~~	(683,296)	510,379

(3)	Significant non-cash transactions for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Increase in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	483,005	1,147,331
Increase of right-of-use assets		450,557	—
Contribution in kind for investments		168	—
Investment in subsidiary from comprehensive stock exchange		—	44,077

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

37.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019
	December 31, 2018	Impact of adopting K-IFRS No. 1116	January 1, 2019	Cash flows	Non-cash transactions			December 31, 2019
					Exchange rate changes	Fair value changes	Other changes
Total liabilities from financing activities:
Long-term borrowings	~~W~~ 44,394	—	44,394	(12,882)	1,129	—	293	32,934
Debentures	5,722,612	—	5,722,612	645,274	47,343	(56)	(7,209)	6,407,964
Lease liabilities	—	412,407	412,407	(297,895)	—	—	296,377	410,889
Long-term payables – other	2,362,966	—	2,362,966	(425,349)	—	—	30,921	1,968,538
Derivative financial liabilities	1,107	—	1,107	626	83	(1,816)	—	—
Derivative financial assets	(50,805)	—	(50,805)	11,800	—	(84,975)	(2,271)	(126,251)

	~~W~~ 8,080,274	412,407	8,492,681	(78,426)	48,555	(86,847)	318,111	8,694,074
Other cash flows from financing activities:
Payments of cash dividends				~~W~~ (718,698)
Payments of interest on hybrid bonds				(14,766)
Disposal of treasury shares				300,000

				(433,464)

				~~W~~ (511,890)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

37.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)
	2018
	January 1, 2018		Cash flows		Non-cash transactions			December 31, 2018
					Exchange rate changes	Fair value changes	Other changes
Total liabilities from financing activities:
Long-term borrowings	~~W~~	54,517		(12,770)	2,281	—	366	44,394
Debentures		5,453,864		209,796	52,880	1,535	4,537	5,722,612
Long-term payables – other		1,630,381		(302,867)	—	—	1,035,452	2,362,966
Derivative financial liabilities		38,510		(27,097)	13,595	(9,612)	(14,289)	1,107
Derivative financial assets		(30,608)		(2,000)	2,000	(20,197)	—	(50,805)

	~~W~~	7,146,664		(134,938)	70,756	(28,274)	1,026,066	8,080,274
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(706,091)
Issuance of hybrid bonds				398,759
Repayment of hybrid bonds				(400,000)
Payments of interest on hybrid bonds				(15,803)

				(723,135)

			~~W~~	(858,073)

Independent Auditors’ Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

SK Telecom Co., Ltd.:

Opinion on Internal Control over Financial Reporting

We have audited SK Telecom Co., Ltd.’s (the “Company”) Internal Control over Financial Reporting (“ICFR”) as of December 31, 2019, based on the criteria established in Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the separate financial statements of the Company, which comprise the separate statement of financial position as of December 31, 2019, the separate statements of comprehensive income, changes in equity, and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information, and our report dated March 10, 2020 expressed an unmodified opinion on those separate financial statements.

Basis for Opinion

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

The Company’s management is responsible for designing, operating, and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on the Operation of Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Company’s internal control over financial reporting.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

The Company’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 10, 2020

This report is effective as of March 10, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Report on the Operation of Internal Control over Financial Reporting

English translation of a Report Originally Issued in Korean

To Shareholders, the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting (“ICFR”) Officer of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s ICFR for the year ending December 31, 2019.

The Company’s management including the CEO and ICFR Officer is responsible for designing and operating ICFR. We, as the CEO and ICFR Officer (collectively, “We”, “Our” or “Us”), evaluated whether the ICFR has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”)’ as the criteria for design and operation of the Company’s ICFR. We also conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment of ICFR operation, we concluded that the Company’s ICFR has been appropriately designed and is operating effectively in all material respects as of December 31, 2019, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 5, 2020

/s/ Yoon, Poong Young
Internal Control over Financial Reporting Officer

/s/ Park, Jung Ho
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
(Registrant)

BY: /S/ JUNG HWAN CHOI
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: March 23, 2020